June 15, 2005

Mr. Darrel Figg
Austin Chalk Oil and Gas, Ltd.
5868 Westminster, Suite 233
Houston, Texas  77057

	Re:	Austin Chalk Oil and Gas, Ltd.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 12, 2005
		File No. 0-30565

Dear Mr. Figg:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 13.  Controls and Procedures, page 10

Evaluation of Disclosure Controls and Procedures, page 10

1. We note that your evaluation of the effectiveness of your controls and procedures occurred as of a date within 90 days before the filing of this Annual Report. This evaluation is required to be made as of the end of the period covered by the report, as discussed in the instructions for Item 8A and 307 of Regulation S-B. Please amend your filing to provide the required wording.

Changes in Internal Accounting, page 10

2. Revise this to disclose any change in your internal control over financial reporting identified in connection with the evaluation that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting as required by Item 308(c) of Regulation S-B. Refer to Release 33-8238 for additional guidance related to amendments to the disclosure requirements, which were effective August 14, 2003.

(a) - Attachments, page 11

3. We note that the wording of your certifications pursuant to
Section 302 does not conform to the requirements as specified in Financial Release 33-8238. We also note that you have provided only one certification signed by both Mr. Darrel Figg and Mr. Marlen L. Roepke. Please provide a correctly worded, separate certification for each person required to sign such certifications in an amended filing as required by Regulation S-K Item 601(b)(31).

Form 10-QSB for the quarter ended March 31, 2005

4. We note that the wording of your certifications pursuant to
Section 302 does not conform to the requirements as specified in Financial Release 33-8238. We also note that you have provided only one certification signed by Mr. Marlen L. Roepke. Please provide a correctly worded, separate certification for each person required to sign such certifications in an amended filing.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
							Branch Chief



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Mr. Darryl Figg.
Austin Chalk Oil and Gas, Ltd.
June 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05